Nicole C. Brookshire	Via EDGAR and Overnight Courier
+1 617 937 2357
nbrookshire@cooley.com

October 15, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pam Howell, Special Counsel
Ruairi Regan, Staff Attorney
Rufus Decker, Accounting Branch Chief
Steve Lo, Staff Accountant

Re:	Progyny, Inc.
Registration Statement on Form S-1
Filed September 27, 2019
File No. 333-233965

Ladies and Gentlemen:

On behalf of Progyny, Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 1, 2019 with respect to the Company’s Registration Statement on Form S-1, as filed with the Staff on September 27, 2019 (the “Registration Statement”). The Company is concurrently filing Amendment No.1 to the Registration Statement (the “Amended Registration Statement”), which includes changes that reflect the response to the Comment as well as certain other updates. For your convenience we have incorporated your Comment into this response letter in italics.

Form S-1 filed September 27, 2019

Exhibits

1.              We note the three director nominees disclosed on page 111. Please file the consent of such individuals to be named director. See Rule 438 of Regulation C.

In response to the Staff’s Comment, the Company has filed such consents as Exhibits 99.1 through 99.3 to the Amended Registration Statement.

*	*	*

Cooley LLP   500 Boylston Street   Boston, MA   02116-3736
t: (617) 937-2300  f: (617) 937-2400  cooley.com

Please contact me at (617) 937 2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	David Schlanger, Progyny, Inc.
Mark Weeks, Cooley LLP
Danielle Naftulin, Cooley LLP
Alison Haggerty, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP